UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A. Publicly Held Company Corporate Taxpayer ID (CNPJ) 02.429.144/0001-93 Company Registry (NIRE) 353.001.861-33

EXCERPT FROM THE MINUTES OF THE 281ST MEETING OF THE BOARD OF DIRECTORS

HELD ON DECEMBER 16, 2015

1. DATE, TIME AND PLACE: On December 16, 2015, at 9:00 a.m., at the registered office of Companhia Paulista de Força e Luz, located at Rodovia Engenheiro Miguel Noel Nascentes Burnier, nº.1755, Km 2.5, in the city of Campinas, state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to paragraph 2, article 17 of the Bylaws of CPFL Energia S.A. ("CPFL Energia" or "Company").

3. ATTENDANCE: All members of the Board of Directors (“Board”), with the justified absence of Mr. Albrecht Curt Reuter Domenech, who was replaced by his deputy, Mr. Livio Hagime Kuze, as provided for in paragraph 5, article 15 of the Bylaws. The meeting was also attended by the Chief Executive Officer and, during part of it, the Executive Vice-Presidents.

4. PRESIDING BOARD: Chairman – Murilo Cesar L. S. Passos and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

The reading of the Agenda was waived as all those present were aware of its contents. The Directors resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the registered office of the Company, and approved the publication of these minutes as an excerpt without the signatures of the directors.

After examining the items on the Agenda, the Directors unanimously:

(i)            Took cognizance and discussed the matters examined by the Board's Advisory Committees and Commissions during December;

(ii)          Took cognizance of the managerial highlights and material facts of December reported by the Chief Executive Officer;

(iii)         Approved the minutes of the 280th Meeting of the Board of Directors held on November 25, 2015;

(iv)           (iv.i) Approved, in accordance with item (b) of article 17 of the Company's Bylaws, the Board of Executive Officers' proposal for the 2016 Annual Budget and the 2017/2020 Multiannual Plan for CPFL Energia and its subsidiaries, which was previously discussed by the Budget and Corporate Finance Commission, who issued a favorable opinion on submitting it for consideration of the Board, and recommended that the executives nominated by the Company to administrative bodies of subsidiaries vote in favor of its approval; and

CPFL ENERGIA S.A. Publicly Held Company Corporate Taxpayer ID (CNPJ) 02.429.144/0001-93 Company Registry (NIRE) 353.001.861-33

(iv.ii) Authorized the Board of Executive Officers of CPFL Energia to take the measures necessary to raise the funds required by the 2016 Budget of the Company and its subsidiaries, in accordance with the Policy for Raising Funds and Providing Guarantees of CPFL Energia and assumptions found in the Term Sheets that comprise the 2016 Budget;

(v)            Approved, in accordance with item (o) of article 17 of the Company's Bylaws, the Annual Internal Audit Plan for fiscal year 2016 for CPFL Energia and its subsidiaries, and the respective budget, which was discussed by the Audit Board and the Management Process and Risk Committee, who issued a favorable opinion on submitting it for consideration of the Board;

(vi)          Approved, in accordance with item (b) of article 17 of the Company's Bylaws and Resolution 2015095-E by the Board of Executive Officers, the Social Investment Policy, which establishes guidelines for social investments by the CPFL Group, coming into effect on this date, and which may only be amended by a decision of the Board after preliminary analysis by the Management Process and Risk Committee, who issued a favorable opinion on submitting it for consideration of the Board;

(vii)         Approved, in accordance with item (b) of article 17 of the Company's Bylaws and Resolution 2015113-E by the Board of Executive Officers, the Sustainability Policy, which formalizes the CPFL Group's commitment to sustainable development, coming into effect on this date, and which may only be amended by a decision of the Board after preliminary analysis by the Management Process and Risk Committee, who issued a favorable opinion on submitting it for consideration of the Board;

(viii)         Approved, in accordance with item (s) of article 17 of the Company's Bylaws, as well as the terms and conditions established in Resolution 2015138-E by the Board of Executive Officers, the granting of collateral, in the form of Guarantee or Surety, by CPFL Energia, for the funds raised by subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Rio Grande Energia S.A. (“RGE”), CPFL Geração de Energia S.A. (“CPFL Geração”), CPFL Comercialização Brasil S.A. (“CPFL Brasil”), CPFL Eficiência Energética S.A. (“CPFL ESCO”), CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços”), CPFL Telecom S.A. (“CPFL Telecom”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Jaguari de Energia (“CPFL Jaguari”) and Companhia Luz e Força de Mococa (“CPFL Mococa” and, jointly with the former,  “Subsidiaries”), as provided for in the  Funding Plan for fiscal year 2016, in the overall amount of up to two billion, eighty-three million, six hundred sixty-six thousand reais (R$2,083,666,000.00), of which one billion, four hundred eighty-three million, six hundred sixty-six thousand reais (R$1,483,666,000.00) are allocated to Prefunding  for fiscal year 2017 and six hundred million reais (R$600,000,000.00) are allocated to Liability Management, by means of the following funding alternatives: loan, in accordance with Law 4,131/62, in foreign currency with swap for CDI (as well as assignment of swap as guarantee); Rural Credit, Bank Credit Notes, Issue of Debentures, Assumption of Debt or other operations with working capital and/or debt and swap rollover, and the amounts projected for each company must be within the established limits, and may be restated without exceeding the overall amount of  two billion, eighty-three million, six hundred sixty-six thousand reais (R$2,083,666,000.00); and recommended that the executives nominated by the Company to the administrative bodies of subsidiaries vote in favor of the approval of the respective funding, upon preliminary analysis of the Funding Plan for fiscal year 2016 by the Budget and Corporate Finance Commission;

CPFL ENERGIA S.A. Publicly Held Company Corporate Taxpayer ID (CNPJ) 02.429.144/0001-93 Company Registry (NIRE) 353.001.861-33

(ix)            Recommended that the executives nominated by the Company to the administrative bodies of the subsidiaries CPFL Paulista and RGE vote in favor of the execution of Amendments to the Indenture of the 7th Issue of simple, unsecured, non-convertible Debentures, in a single series, with personal guarantee ("Issues"), signed on February 1, 2013 by CPFL Paulista - PALF17 and RGE - RIGE17 (“Issuers”), in the issue amount of five hundred and five million reais (R$505,000,000.00) and one hundred seventy million reais (R$170,000,000.00) respectively, through which the Issuers will assign the Issues to CPFL Geração – Resolution 2015138-E by the Board of Executive Officers;

(x)          Discussed and recommended that the executives nominated by the Company to the administrative bodies of subsidiaries vote in favor of the approval of the following items: (x.i) CPFL Brasil: Ratification of the acquisition of energy from incentive and conventional sources, by COMERC Comercializadora de Energia Elétrica Ltda. - Resolution 2015130-E by the Board of Executive Officers; (x.ii) CPFL Brasil Varejista S.A. (“COVAR”), CPFL Paulista and RGE: Increase in capital stock through capitalization of Advances for Future Capital Increase (AFAC) and resulting amendment of article 5 of the respective Bylaws - Resolutions 2015129-E and 2015133-E by the Board of Executive Officers; (x.iii) CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa, CPFL Jaguari, CPFL Brasil, CPFL Geração, CPFL Jaguariúna Participações Ltda. (“CPFL Jaguariúna”), CPFL Serviços, CPFL Transmissão Piracicaba S.A. (“CPFL Transmissão Piracicaba”), CPFL Transmissão Morro Agudo S.A. (“CPFL Transmissão Morro Agudo”), CPFL Telecom and any other company that may become part of the CPFL Group: (a) Contracting of a facility with J. Malucelli Seguros S.A. (“J. Malucelli”) and transfer of the remaining limit for issue of the surety insurance policies by Pan Seguros S.A. for J. Malucelli and (b) Update of the limit with Fator Seguradora S.A. - Resolution  2015128-E by the Board of Executive Officers; (x.iv) CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Sul Paulista, CPFL Mococa, CPFL Leste Paulista and CPFL Jaguari: Execution of agreements for the supply of  electronic polyphase meters with the company Eletra Indústria e Comércio de Medidores Elétricos Ltda. - Resolution 2015126-E by the Board of Executive Officers; (x.v) CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, CPFL Sul Paulista, CPFL Mococa, CPFL Leste Paulista, and CPFL Jaguari: Execution of agreements for supply of circular concrete posts with the companies Romagnole Produtos Elétricos S.A. and Matra Indústria e Comércio Ltda.  - Resolution 2015127-E by the Board of Executive Officers, and (x.vi) CPFL Renováveis: Execution of an agreement for the provision of turbine operation and maintenance (O&M) services with the company Suzlon do Brasil S.A. - Resolution 2015137-E by the Board of Executive Officers;

CPFL ENERGIA S.A. Publicly Held Company Corporate Taxpayer ID (CNPJ) 02.429.144/0001-93 Company Registry (NIRE) 353.001.861-33

(xi)            Took cognizance of the consolidated results for the month of November/2015 and

(xii)          Took cognizance of and discussed the Sustainability Platform, which was developed in connection with the Strategic Plan for 2016-2020, subject to preliminary analysis by the Management Process and Risk Committee.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors and the Secretary. Murilo Cesar L. S. Passos, Décio Bottechia Júnior, Ana Maria Elorrieta, Deli S. Pereira, Francisco Caprino Neto, Licio da Costa Raimundo and Livio Hagime Kuze.

This is a free English translation of the excerpts of the original minutes drawn up in the Book of Meetings of the Board of Directors no. 6, pages 160 to 164.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 23, 2015

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.